SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of January, 2014

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

./.

Publicly-Held Company

CNPJ (Corporate Taxpayer ID) #60.746.948/0001-12

Notice to the Market

Indirect acquisition of 6.5% of the capital stock of Odontoprev S.A.

Banco Bradesco S.A. informs its shareholders and the market in general that:

1.       It was completed, on this date, the operation of corporate reorganization of Odontoprev S.A. (“Odontoprev” or “Company”), object of a Notice to the Market disclosed on October 14, 2013, through which Bradesco Saúde S.A. (“Bradesco Saúde”), a subsidiary of this Institution, indirectly acquired a stake representing 6.5% of the voting capital stock of  Odontoprev held by Mr. Randal Luiz Zanetti (“Randal”), the Company’s former controlling shareholder;

2.       With this acquisition, Bradesco Saúde increased its stake in the total voting capital stock of Odontoprev from 43.5% to approximately 50.01%, remaining as its sole controlling shareholder; and

3.       The Company’s shareholders’ agreement entered into between Bradesco Saúde and Randal was terminated on this date.

Cidade de Deus, Osasco, SP, January 2, 2014

Banco Bradesco S.A.

Luiz Carlos Angelotti

Executive Managing Officer and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   January 2, 2014

By:

Name: Luiz Carlos Angelotti

Title:   Executive Managing Officer and Investor Relations Officer